*KH 3/13

SECURITI[ES AND EXCHANGE COMMISSIO]N

15047869

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM / DD / YY) AND ENDING 31/12/2014 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STORMHARBOUR SECURITIES LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 45TH ST – 33RD FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017-0034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK ORZECHOWSKI 212-905-2506
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name -- *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017-0034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, FRANK ORZECHOWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STORMHARBOUR SECURITIES LP, as of DECEMBER 31, 20, 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public, State of New York

Evan R. Berman
Reg #-02BE6316888
New York County
Term 12/22/14 - 12/22/18

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StormHarbour Securities LP

(A Delaware limited partnership)

Statement of Financial Condition

December 31, 2014

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the management of StormHarbour Securities LP:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of StormHarbour Securities LP (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 6, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	5,398,125
Receivable from brokers, dealers and clearing organizations, net		8,163
Deposits with clearing organizations		250,006
Security deposit		2,359,778
Securities owned, at fair value		242,563
Trade receivables, net		3,948,252
Prepaid expenses		44,975
Other assets		34,549
Total assets	$	12,286,411
Liabilities		
Trade payables	$	535,752
Payable to Parent		53,028
Deferred tax liability		23,818
Total liabilities		612,598
Partners' capital		11,673,813
Total liabilities and partners' capital	$	12,286,411

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

StormHarbour Securities LP (the "Company"), a Delaware limited partnership, was formed on April 3, 2009 and is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company primarily engages in trading of corporate debt securities, US government agency securities, asset backed securities and other receivables. The Company acts primarily as an agent or on a riskless principal basis but has, to a lesser extent, maintains proprietary positions and has traded for its own account. The Company may act as an introducing broker that provides brokerage services to both affiliated and nonaffiliated entities. The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) of that rule.

The Company was acquired by StormHarbour Partners LP ("SHP" or the "Parent"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company holds a 1% general partner interest in the Company. SHP is responsible for providing certain administrative services to the Company under the terms of the administrative services agreement.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement of condition and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer accounts are held by clearing brokers. The Company does not carry customer accounts or hold funds or securities for customers. The Company operates as an introducing broker on a fully disclosed basis.

Securities Owned

Securities owned are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date. Proprietary transactions in regular-way trades are recorded on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred rent
Deferred rent primarily consists of step rent and allowances from landlords. Step rent represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease, including the build-out period. This amount is recorded as deferred rent in the early years of the lease, when cash payments are generally lower than straight-line rent expense, and reduced in the later years of the lease when payments begin to exceed the straight-line expense. Landlord allowances are generally comprised of amounts received and/or promised to the Company by landlords and may be received in the form of cash or free rent. These allowances are part of the negotiated terms of the lease. The Company records a receivable from the landlord and a deferred rent liability when the allowances are earned. This deferred rent is amortized into income (through lower rent expense) over the term (including the pre-opening build-out period) of the applicable lease, and the receivable is reduced as amounts are received from the landlord. Deferred rent, included in other assets in the statement of financial condition, as of December 31, 2014 is $34,549.

3. Transactions with Related Parties

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates. The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

	December 31, 2014
Liability	
Payable to Parent	$ 53,028

The receivable from parent is subject to the conditions of the Partnership Limited Partnership Agreement and is repayable upon demand.

The above transactions are settled through intercompany accounts periodically throughout the year.

4. **Receivable From and Payable to Clearing Organizations**

During the year ended December 31, 2014, the Company conducted its transactions through one clearing organization. As of December 31, 2014, receivable from the clearing organization totaled $8,163 and there was no payable.

5. **Trade Receivables**

Trade receivables consist primarily of capital markets advisory fees receivable. As of December 31, 2014, receivables totaled $3,948,242. $3,410,000 of this amount relates to services rendered in 2013, which the Company is pursuing litigation to collect. The Company believes it has a valid claim on the receivable.

The Company may from time to time receive investment banking fees over a period in excess of one year. The revenue and receivable is recorded at its present value using an effective interest rate based on an approximation of the debtors financing rate. The remaining discount recognized on receivables on the statement of financial condition is $6,511 with an effective interest rate of 5.23%. Interest income on trade receivables is not material in 2014.

6. **Deposits Held by Clearing Organizations**

Under the terms of the clearing agreements between the Company and the clearing organizations, the Company is required to maintain a certain level of cash on deposit with the clearing organization. Should the clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations.

As of December 31, 2014, the Company has recorded no liabilities with regard to this obligation.

As of December 31, 2014, the total deposits held at the clearing organization were $250,006.

As of December 31, 2014, the Company has a deposit of $2,359,778, which relates to leased office space in New York City. The security deposit matures on January 31, 2026.

7. **Income Taxes**

The Company has accrued a provision as for its share of New York City's Unincorporated Business Tax based on the separate return method accepted under ASC 740, "Accounting for Income taxes" ("ASC 740"). The Company is a disregarded entity for federal and state income tax purposes and therefore, ultimately SHP and, in turn SHP's partners are individually liable for their share of the federal and state income taxes.

At the balance sheet date, the Company had a deferred tax liability of $23,818.

8. Credit and Concentration Risk

The Company is exposed to credit risk for trading receivable from clearing brokers. Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty. As of December 31, 2014, 86% of the trade receivables were receivable from one counterparty. The Company has reviewed the credit worthiness of the counterparty.

The Company maintains its cash in bank depository accounts and at clearing organizations, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or clearing firm payments. At December 31, 2014, 100% of the Company's cash and cash equivalents were held at one institution and 100% of the Company's receivables from clearing brokers were held at one institution.

9. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument

RMBS and asset backed securities, may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indexes are also used as an additional data point for benchmarking purposes or to price outright index positions. Gains and losses are included within trading gains and losses of the statement of operations.

	Fair Value Measurements		
	Level 1	Level 2	Level 3
Assets			
Asset backed securities	$ -	$ -	$ 242,563

Level 3 Financial Assets and Liabilities
Year ended December 31, 2014
Total Gains/Losses Included in Income

	Beginning Balance	Realized/ Unrealized Gain	Purchases	Settlements	Ending Balance
Assets					
Asset backed securities	$ 1,716,570	$ 339,657	$ 243,881	$ (2,057,545)	$ 242,563
	$ 1,716,570	$ 339,657	$ 243,881	$ (2,057,545)	$ 242,563

(In US Dollars)	Quantitative Information about Level 3 Fair Value Measurements			
Financial instrument	**Fair Value December 31, 2014**	**Valuation Technique(s)**	**Inputs**	**Range/%**
Residential mortgage backed secui	227,915	Discounted net asset value & cashflow analysis	Discount rate	9-11%
Zero Factor	14,473	Scenario analysis - legal proceedings	Discount rate	0-25+% binary outcome
Student Loan ABS	175	Discounted net asset value & cashflow analysis	Discount rate	2-4%
	242,563			

10. Regulatory Requirements

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of greater of $100,000 or 6 $^{2}/_{3}$% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $5,043,696 which was $4,943,696 in excess of its required net capital of $100,000.

The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain "adjusted net capital", equivalent to or in excess of the amount of net capital required by 15c3-1a of the SEC. As of December 31, 2014, minimum net capital was $100,000.

Since the Company claims and exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The Company clears securities transactions on a fully disclosed basis and promptly transmits all customers funds and securities to a clearing organization. The clearing organization carries the accounts, and maintains and preserves such books and records pursuant to rules 17a-3 and 17a-4.

11. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation, however it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the minimum in the loss range is accrued. The determination of the outcome and loss estimates requires significant judgment on the part of management. To date, the Company is unable to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the results of any regulatory exams, investigations or similar reviews (both formal and informal) will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

The Company has leased office space under a noncancelable lease agreement, which will expire January 2026. The lease includes rent escalation provisions and certain landlord incentives, which are recognized on a straight-line basis over the term of the lease agreement. Rent expense includes base contractual rent and variable costs such as building expenses, utilities, taxes and insurance.

12. Subsequent Events

The Company has evaluated subsequent events from January 1, 2015 through March 6, 2015 and notes that there are no events subsequent to the balance date requiring disclosure.